SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center

One Riverfront Plaza

Newark, New Jersey 07102-5400

Tel: 973-643-7000

Fax: 973-643-6500

Robert Crane Member of the Firm Direct Dial: (973) 643-5055 E-mail: mcrane@sillscummis.com	30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6550

September 7, 2005

VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs
Mark P. Shuman
Nicholas P. Panos
Adam Halper

Re:

Computer Horizons Corp.
Amended Preliminary Proxy Statement of Crescendo Partners II
L.P., Series R
Filed: September 2, 2005
File No.: 000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed: July 22, 2005

Dear Sirs and Madam:

This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (“CHC”), to the  amended Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Amended Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended.  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Amended Preliminary Proxy Statement filed via EDGAR by Crescendo.

Pages 10-11.  Crescendo states in the Amended Preliminary Proxy Statement that two of the reasons it believes the current directors serving on CHC’s board of directors are not acting in the best interests of CHC shareholders are: (i) CHC’s financial performance over the past several years, and (ii) CHC’s share price performance.  Although Crescendo discloses the reasons for its assertions, it never states why it believes its slate of directors would improve upon these metrics.  CHC believes that shareholders should know the identities of the companies on whose boards the Crescendo director nominees currently serve or have served and how those companies have performed.  Specifically, disclosure should be supplied regarding Crescendo’s and Eric Rosenfeld’s prior experience and results in situations in which they have initiated proxy contests.  In addition, there is no mention of Mr. Rosenfeld’s tenure on the board of directors of Hip Interactive Corp.  That service should be disclosed, as should the stock performance subsequent to his becoming a shareholder and a director.  This information is necessary to give CHC’s shareholders a fuller understanding of the merits of Crescendo’s claims.

Proxy Card.  Crescendo’s proxy card states the following: “If properly executed, this Proxy will be voted as directed on the reverse  and in [Eric Rosenfeld’s and Mark Harnett’s]  discretion  with  respect  to any  other  matters  as may properly  come  before the  Special  Meeting  that are  unknown to The  Computer Horizons Full Value  Committee (the  "Committee") a reasonable  time before this solicitation.”  Due to the purpose of the special meeting (i.e., the removal of CHC’s current board of directors, the reduction in the size of the board and the election of new directors), only matters set forth in the Notice of Meeting can properly come before the shareholders at the special meeting.  Crescendo’s attempt to obtain discretionary power to vote as to other matters unknown to them is improper and accordingly, the Amended Preliminary Proxy Statement should be revised so that the sentence set forth above ends after the word “reverse”.

We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:	William J. Murphy
Michael C. Caulfield, Esq.